UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 23rd May, 2018	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 22nd May, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of Board Meeting held on 22nd May, 2018.

Exhibit I

22nd May, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Re: Outcome of Board Meeting held on 22nd May, 2018

Dear Sirs,

We wish to inform you that the Board of Directors of the Bank, at it’s meeting held today, decided as follows:

1.	The 24thAnnual General Meeting (‘AGM’) of the Bank will be held on Friday, 29th June, 2018 at 2.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai - 400 020.

2.	The record date has been fixed as 1st June, 2018 for the purpose of ascertaining the entitlement of dividend of Rs. 13/- per equity share recommended by the Board at its previous meeting held on 21st April, 2018.If approved at the AGM, the probable date of payment of dividend in electronic form would be 2nd July, 2018 onwards and for dispatch of physical dividend warrants, it would be 3rd July, 2018 onwards.

3.	Noted the retirement of Mr. Sanjay Dongre (ACS No. 5966) and his consequent cessation as the Company Secretary, Key Managerial Person and Compliance Officer of the Bank under the Companies Act, 2013, SEBI Listing Regulations and other applicable regulations, with effect from the close of business hours on 31st May, 2018; and

4.	Approved the appointment of Mr. Santosh Haldankar (ACS No. 19201) as the Company Secretary, Key Managerial Person and Compliance Officer of the Bank under the Companies Act, 2013, SEBI Listing Regulations and other applicable regulations with effect from 1st June, 2018, pursuant to Mr. Dongre’s retirement as above.

Thanking You,

Yours Faithfully

For HDFC Bank Ltd

Sd/-

Augustine Quadros

Executive Vice President- Legal & Secretarial